
OGDEN'S OWN DISTILLERY, INC.
QUALIFIED INVESTOR QUESTIONNAIRE
(Regulation Crowdfunding Offering)


In connection with the offer and sale by Ogden's Own Distillery, Inc., a Utah corporation (the "Company"), of shares of Common Stock of the Company (collectively, the "Common Shares" and each, a "Common Share"), the undersigned hereby represents and warrants to the Company, and intends that the Company rely upon these representations and warranties, as follows:

Please complete the following:

1. My individual net worth, or joint net worth with my spouse, is not less than _____.

    NOTE: The term "net worth" means the excess of total assets over total liabilities. In determining net worth, (i) the person's primary residence must not be included as an asset; (ii) indebtedness secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of subscription, may not be included as a liability (except that if the amount of such indebtedness outstanding at the time of subscription exceeds the amount outstanding sixty days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (iii) indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the residence must be included as a liability.

2. My individual income, or joint income with my spouse, is:

Estimated This Year: _____

3. Investing in private businesses is not for investors with short-term time horizons. Are you comfortable investing in securities that have limited or no liquidity?

4. Investing in private businesses involves significant risk. When investing on Localstake Marketplace, are you willing to take on significant risk to potentially earn a return on your investment?

5. I believe that I have the knowledge and experience in finance and business to evaluate the merits and risks of investing in the Common Shares to be issued by the Company.

6. Please describe the nature and extent of your business, financial and investment experience which you believe gives you the capacity to evaluate the merits and risks of investing in the Common Shares to be issued by the Company and the capacity to protect your interests.

7. Do you have a pre-existing personal or business relationship with the Company or any of its officers, managers or controlling persons?

Investor Acknowledgements

In association with my investment, I specifically acknowledge the following:

The investment account information I have provided is complete and accurate and may be relied upon by the Company and Localstake Marketplace LLC.

The Stock Purchase Agreement has been duly and validly authorized, executed and delivered by the undersigned and constitutes a valid, binding and enforceable agreement.

I and my purchaser representative, if any, have performed due diligence and read the Offering Materials for this Offering and feel comfortable with the risks of this investment.

I understand the risks of investing in a private business and recognize that I could lose all of my investment. I am in a financial condition to bear the loss of the investment.

I have reviewed the educational materials provided by Localstake Marketplace pursuant to Rule 302(b) of Regulation Crowdfunding (Section 227.302(b)) in connection with investing in securities offered and sold in reliance on Section 4(a)(6) and Section 4A of the Securities Act.

The investment amount I am investing in this offering, together with any other investments I have made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, will not cause me to exceed: (i) the greater of $2,200 or 5 percent of the lesser of my annual income or net worth if either my annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of my annual income or net worth, not to exceed an amount sold of $107,000, if both my annual income and net worth are equal to or more than $107,000.

I understand and acknowledge that there are limitations on my ability to cancel my investment and obtain a return of my investment funds.

I understand and acknowledge that it may be difficult for me to resell the Common Shares acquired by me in the Offering. The Common Shares I am acquiring may not be transferred by any purchaser of such Common Shares during the one year period beginning when the Common Shares were issued, unless such Common Shares are transferred pursuant to Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)).

Once the Company has approved my investment, I authorize my investment funds to be automatically transferred two business days thereafter from the bank account I have selected, or I will use the instructions provided on the Company Offering Profile to initiate a wire transfer within 5 business days, for the amount of my investment to the Escrow Account for the Offering at Kingdom Trust Company.

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IN WITNESS WHEREOF, the undersigned has executed this Qualified Investor Questionnaire as of the date below. By signing below, the undersigned agrees to notify the Company immediately of any change in the information provided in this Qualified Investor Questionnaire prior to the acceptance or rejection of the undersigned's purchase of the Common Shares.

Investor Legal Name:
Signature of Investor:
Title:
Date Signed: